UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Sono Group Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

The solar tech company Sono Group N.V. (NASDAQ: SEV) (“Sono Motors” or the “Company”) announces that on 20 March 2023, it received a letter from the Listings Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq”) notifying the Company that the minimum closing bid price per share of its common shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). This current report is filed pursuant to Nasdaq Listing Rule 5810(b). The Nasdaq notification letter does not affect the Company's business operations and, for now, it does not result in the delisting of the Company’s common shares. The shares will continue to trade uninterrupted under the symbol “SEV”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until 18 September 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by 18 September 2023, it may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. As previously disclosed, at the Company’s Annual Shareholders Meeting held on 21 December 2022, the Company’s shareholders approved a proposal to authorize the Company’s Management Board, with the approval of the Supervisory Board, to effect a reverse stock split.

Forward-Looking Statements

This document includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to the risks, uncertainties and assumptions set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on the Company’s website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Laurin Hahn
	Name:	Laurin Hahn
	Title:	Chief Executive Officer and Member of the Management Board

By	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

Date: March 22, 2023